[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

L
5-0123
3
en
. . . . 12.00

11016087

SEC M. Section
FEB 25 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPP CAPITAL PARTNERS, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
330 MADISON AVENUE
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID BARNETT **(212) 223-8290**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **AMY LAZARUS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SPP CAPITAL PARTNERS, LLC**, as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER
Title

MARIE DiMICHELE
Notary Public, State of New York
No. 03-4998692
Qualified in Westchester County
Commission Expires July 6, 2014

Marie DiMichele
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
SPP Capital Partners, LLC

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	2,156,533
Fees receivable		1,089,330
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $799,578		26,928
Other assets		60,004
TOTAL ASSETS	$	3,332,795

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,110,583
Subordinated borrowings		1,100,000
Total liabilities		3,210,583
Commitments and contingencies (Note 9)		
Member's equity		122,212
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,332,795

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers. Accordingly, the Company is exempt from the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(2)(ii).

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Pursuant to the Company's limited liability company agreement, the Company will dissolve on December 31, 2048, or at such earlier time as determined by the members.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Corporate finance fees on private placements or securities underwritings are generally recorded at the time the transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing, in which case fees are recorded when earned. Fees receivable include reimbursable expenses allowed under the terms of advisory services agreements.

Cash and cash equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fees receivable

Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fee receivable (continued)
through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2010, are collectible.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

Subsequent events
In February 2010, the Financial Accounting Standards Board ("FASB") issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2010:

Furniture and fixtures	$	357,036
Computer equipment		134,733
Leasehold improvements		334,737
		826,506
Less: accumulated depreciation and amortization		(799,578)
Furniture, equipment and leasehold improvements, net	$	26,928

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2010:

Employee and member bonus expense	$ 1,563,333
Consulting fees	232,644
Profit sharing expense	138,365
Other operating expenses	101,613
Interest expense	59,628
Tax expense	15,000
Total	$ 2,110,583

NOTE 5. SUBORDINATED BORROWINGS

The subordinated loan from the Parent bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%.

The subordinated loan, which matures on October 6, 2015, has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense on the subordinated loan for the year ended December 31, 2010, was $115,500, of which $57,750 is unpaid and is included in "Accounts payable and accrued expenses" in the statement of financial condition as of December 31, 2010.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan. Employees vest in the employer's contribution over a three-year period after the first year of service.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company has a service agreement with SPP Mezzanine Partners II, LLC, a wholly-owned subsidiary of the Parent. The agreement provides for advisory fees to be paid to the Company monthly, as well as an advisory bonus to be calculated based on 5.35% of the affiliate's net profit before bonus. Accrued advisory fees amounting to $364 are unpaid and are included in "Other assets" as of December 31, 2010.

NOTE 8. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has operating leases that expire on September 30, 2011 and May 31, 2011, for its office space in New York City and New Jersey, respectively. Approximate minimum payments in 2011 through the date the operating leases will be $307,131 and $4,050 for office space in New York City and New Jersey, respectively.

Employment agreements

The Company has entered into employment agreements with three key employees that expire on December 31, 2015. These agreements provide for (1) annual base salaries, (2) additional compensation intended to provide for incremental personal income taxes paid by the employees due to their membership in the Company, and (3) annual bonuses, which include a base bonus, a supplemental bonus and incentive bonus, all defined in the employment agreements. The total amount of the bonuses for the year ended December 31, 2010, was $696,844, which is reflected in the "Accounts payable and accrued expenses" in the statement of financial condition as of December 31, 2010.

Revolving credit facility

The Parent has a revolving credit facility with a group of lenders that can be used to provide the Company with subordinated financing up to $1,637,337 at December 31, 2010. The facility has a maturity date of October 6, 2015. Any borrowings made under this line of credit bear interest at the prime rate plus 2% per annum.

At December 31, 2010, $102,337 of this facility was assigned as a security deposit under the lease described above.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies
In the normal course of business, the Company may be a party to litigation and various regulatory matters. As of December 31, 2010, there were no such matters in which the Company was involved.

NOTE 10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at three commercial banks. Amounts held in a single account may at times exceed the federal insurance limit, which was $250,000 at December 31, 2010.

NOTE 11. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2010, the Company had net capital of approximately $1,045,000, which exceeded the Company's net capital requirement of $140,706. The Company's percentage of aggregate indebtedness to net capital was 202% at December 31, 2010.